                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         MAGELLAN HEALTH SERVICES, INC.
                                (Name of Issuer)

                             ORDINARY COMMON SHARES
                         (Title of Class of Securities)

                               CUSIP No. 559079207
                                 (CUSIP Number)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                           161 BAY STREET - 49TH FLOOR
                         TORONTO, CANADA M5J 2S1 CANADA
                          ATTENTION: EWOUT R. HEERSINK
                                 (416) 362-7711

                          (Name, Address and Telephone
                          Number of Person Authorized
                             to Receive Notices and
                                Communications)

                                   COPIES TO:

                             JOEL I. GREENBERG, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                 JANUARY 5, 2004

                              (Date of Event Which
                            Requires Filing of This
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 559079207                                           PAGE 2 OF 29 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                       NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1.                     Magellan Holdings LP
--------------------------------------------------------------------------------
                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                         (b) [ ]
2.
--------------------------------------------------------------------------------
                       SEC USE ONLY
3.
--------------------------------------------------------------------------------
                       SOURCE OF FUNDS*

4.                     WC
--------------------------------------------------------------------------------
                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
5.
--------------------------------------------------------------------------------

                       CITIZENSHIP OR PLACE OF ORGANIZATION

6.                     Delaware
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
                       -0-
                  --------------------------------------------------------------
                       SHARED VOTING POWER

                         8,332,726 shares of Ordinary Common Stock issuable upon conversion of shares of Multiple and Variable Vote Restricted Convertible Common Stock ("MV Common Stock") of the Issuer. See Row 13 below for a description of
                  8.     the voting power of such shares.
      NUMBER OF   --------------------------------------------------------------
       SHARES          SOLE DISPOSITIVE POWER
    BENEFICIALLY  9.   -0-
      OWNED BY    --------------------------------------------------------------
        EACH           SHARED DISPOSITIVE POWER
      REPORTING        8,332,726 shares of Ordinary Common Stock issuable
       PERSON          upon conversion of shares of MV
        WITH      10.  Common Stock of the Issuer.
--------------------------------------------------------------------------------
                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       8,332,726 shares of Ordinary Common Stock issuable upon
11.                    conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                       [ ]
12.
--------------------------------------------------------------------------------
                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       23.6% of the Issuer's shares of Ordinary Common Stock,
                       assuming conversion of all of the Reporting Person's
                       shares of MV Common Stock into Ordinary Common Stock
                       (assuming 26,982,854 shares of Ordinary Common Stock
                       outstanding). Such shares of MV Common Stock entitle the
                       Reporting Person to elect four (4) of nine (9)
                       members of the Issuer's Board of Directors (of the
                       remaining five (5) directors, two (2) are elected by
                       the MV Common Stock and Ordinary Common Stock voting
                       together and three (3) are elected by the Ordinary
                       Common Stock) and to 50% of the voting power of the MV
                       Common Stock and Ordinary Common Stock voting together as
13.                    a single class.
--------------------------------------------------------------------------------
                       TYPE OF REPORTING PERSON*

14.                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 559079207                                           PAGE 3 OF 29 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                       NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1.                     Onex Partners LP
--------------------------------------------------------------------------------
                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                         (b) [ ]
2.
--------------------------------------------------------------------------------
                       SEC USE ONLY
3.
--------------------------------------------------------------------------------
                       SOURCE OF FUNDS*

4.                     AF
--------------------------------------------------------------------------------
                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
5.
--------------------------------------------------------------------------------
                       CITIZENSHIP OR PLACE OF ORGANIZATION

6.                     Delaware
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
                       -0-
                  --------------------------------------------------------------
                       SHARED VOTING POWER

                         8,332,726 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer. See Row 13 below for a description of the voting power
                  8.     of such shares.
      NUMBER OF   --------------------------------------------------------------
       SHARES          SOLE DISPOSITIVE POWER
    BENEFICIALLY  9.   -0-
      OWNED BY    --------------------------------------------------------------
        EACH           SHARED DISPOSITIVE POWER
      REPORTING        8,332,726 shares of Ordinary Common Stock issuable upon
       PERSON          conversion of shares of MV Common Stock of the Issuer.
        WITH      10.
--------------------------------------------------------------------------------
                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       8,332,726 shares of Ordinary Common Stock issuable upon
11.                    conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                       [ ]
12.
--------------------------------------------------------------------------------
                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       23.6% of the Issuer's shares of Ordinary Common Stock,
                       assuming conversion of all of the Reporting Person's
                       shares of MV Common Stock into Ordinary Common Stock
                       (assuming 26,982,854 shares of Ordinary Common Stock
                       outstanding). Such shares of MV Common Stock entitle the
                       Reporting Person to elect four (4) of nine (9)
                       members of the Issuer's Board of Directors (of the
                       remaining five (5) directors, two (2) are elected by
                       the MV Common Stock and Ordinary Common Stock voting
                       together and three (3) are elected by the Ordinary
                       Common Stock) and to 50% of the voting power of the MV
                       Common Stock and Ordinary Common Stock voting together as
13.                    a single class.
--------------------------------------------------------------------------------
                       TYPE OF REPORTING PERSON*

14.                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 559079207                                           PAGE 4 OF 29 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                       NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1.                     Onex Partners GP LP
--------------------------------------------------------------------------------
                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                         (b) [ ]
2.
--------------------------------------------------------------------------------
                       SEC USE ONLY
3.
--------------------------------------------------------------------------------
                       SOURCE OF FUNDS*

4.                     AF
--------------------------------------------------------------------------------
                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
5.
--------------------------------------------------------------------------------
                       CITIZENSHIP OR PLACE OF ORGANIZATION

6.                      Delaware
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
                       -0-
                  --------------------------------------------------------------
                       SHARED VOTING POWER

                         8,332,726 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer. See Row 13 below for a description of the voting power
                  8.     of such shares.
      NUMBER OF   --------------------------------------------------------------
       SHARES          SOLE DISPOSITIVE POWER
    BENEFICIALLY  9.   -0-
      OWNED BY    --------------------------------------------------------------
        EACH           SHARED DISPOSITIVE POWER
      REPORTING        8,332,726 shares of Ordinary Common Stock issuable
       PERSON          upon conversion of shares of MV Common Stock of the
        WITH      10.  Issuer.
--------------------------------------------------------------------------------
                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       8,332,726 shares of Ordinary Common Stock issuable upon
11.                    conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                       [ ]
12.
--------------------------------------------------------------------------------
                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       23.6% of the Issuer's shares of Ordinary Common Stock,
                       assuming conversion of all of the Reporting Person's
                       shares of MV Common Stock into Ordinary Common Stock
                       (assuming 26,982,854 shares of Ordinary Common Stock
                       outstanding). Such shares of MV Common Stock entitle the
                       Reporting Person to elect four (4) of nine (9)
                       members of the Issuer's Board of Directors (of the
                       remaining five (5) directors, two (2) are elected by
                       the MV Common Stock and Ordinary Common Stock voting
                       together and three (3) are elected by the Ordinary
                       Common Stock) and to 50% of the voting power of the MV
                       Common Stock and Ordinary Common Stock voting together as
13.                    a single class.
--------------------------------------------------------------------------------
                       TYPE OF REPORTING PERSON*

14.                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                               Page 4 of 29 Pages

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 559079207                                           PAGE 5 OF 29 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                       NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1.                     Onex Partners GP Inc.
--------------------------------------------------------------------------------
                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                         (b) [ ]
2.
--------------------------------------------------------------------------------
                       SEC USE ONLY
3.
--------------------------------------------------------------------------------
                       SOURCE OF FUNDS*

4.                     AF
--------------------------------------------------------------------------------
                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
5.
--------------------------------------------------------------------------------
                       CITIZENSHIP OR PLACE OF ORGANIZATION

6.                     Delaware
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
                       -0-
                  --------------------------------------------------------------
                       SHARED VOTING POWER

                         8,332,726 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer. See Row 13 below for a description of the voting power
                  8.     of such shares.
      NUMBER OF   --------------------------------------------------------------
       SHARES          SOLE DISPOSITIVE POWER
    BENEFICIALLY  9.   -0-
      OWNED BY    --------------------------------------------------------------
        EACH           SHARED DISPOSITIVE POWER
      REPORTING        8,332,726 shares of Ordinary Common Stock issuable
       PERSON          upon conversion of shares of MV Common Stock of the
        WITH      10.  Issuer.
--------------------------------------------------------------------------------
                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       8,332,726 shares of Ordinary Common Stock issuable upon
11.                    conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                       [ ]
12.
--------------------------------------------------------------------------------
                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       23.6% of the Issuer's shares of Ordinary Common Stock,
                       assuming conversion of all of the Reporting Person's
                       shares of MV Common Stock into Ordinary Common Stock
                       (assuming 26,982,854 shares of Ordinary Common Stock
                       outstanding). Such shares of MV Common Stock entitle the
                       Reporting Person to elect four (4) of nine (9)
                       members of the Issuer's Board of Directors (of the
                       remaining five (5) directors, two (2) are elected by
                       the MV Common Stock and Ordinary Common Stock voting
                       together and three (3) are elected by the Ordinary
                       Common Stock) and to 50% of the voting power of the MV
                       Common Stock and Ordinary Common Stock voting together as
13.                    a single class.
--------------------------------------------------------------------------------
                       TYPE OF REPORTING PERSON*

14.                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                               Page 5 of 29 Pages

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 559079207                                           PAGE 6 OF 29 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                       NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1                      Onex Corporation
--------------------------------------------------------------------------------
                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                         (b) [ ]
2
--------------------------------------------------------------------------------
                       SEC USE ONLY
3
--------------------------------------------------------------------------------
                       SOURCE OF FUNDS*

4                      AF
--------------------------------------------------------------------------------
                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
5
--------------------------------------------------------------------------------
                       CITIZENSHIP OR PLACE OF ORGANIZATION

6                      Ontario, Canada
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
                       -0-
                  --------------------------------------------------------------
                       SHARED VOTING POWER

                         8,332,726 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer. See Row 13 below for a description of the voting power
                  8.     of such shares.
      NUMBER OF   --------------------------------------------------------------
       SHARES          SOLE DISPOSITIVE POWER
    BENEFICIALLY  9.   -0-
      OWNED BY    --------------------------------------------------------------
        EACH           SHARED DISPOSITIVE POWER
      REPORTING        8,332,726 shares of Ordinary Common Stock issuable
       PERSON          upon conversion of shares of MV Common Stock of the
        WITH      10.  Issuer.
--------------------------------------------------------------------------------
                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       8,332,726 shares of Ordinary Common Stock issuable upon
11.                    conversion of shares of MV Common Stock of the Issuer.
--------------------------------------------------------------------------------
                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                       [ ]
12.
--------------------------------------------------------------------------------
                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       23.6% of the Issuer's shares of Ordinary Common Stock,
                       assuming conversion of all of the Reporting Person's
                       shares of MV Common Stock into Ordinary Common Stock
                       (assuming 26,982,854 shares of Ordinary Common Stock
                       outstanding). Such shares of MV Common Stock entitle the
                       Reporting Person to elect four (4) of nine (9)
                       members of the Issuer's Board of Directors (of the
                       remaining five (5) directors, two (2) are elected by
                       the MV Common Stock and Ordinary Common Stock voting
                       together and three (3) are elected by the Ordinary
                       Common Stock) and to 50% of the voting power of the MV
                       Common Stock and Ordinary Common Stock voting together as
13.                    a single class.
--------------------------------------------------------------------------------
                       TYPE OF REPORTING PERSON*

14                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                               Page 6 of 29 Pages

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 559079207                                           PAGE 7 OF 29 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
                       NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1.                     Gerald W. Schwartz
--------------------------------------------------------------------------------
                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                         (b) [ ]
2.
--------------------------------------------------------------------------------
                       SEC USE ONLY
3.
--------------------------------------------------------------------------------
                       SOURCE OF FUNDS*

4.                     AF
--------------------------------------------------------------------------------
                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
5.
--------------------------------------------------------------------------------
                       CITIZENSHIP OR PLACE OF ORGANIZATION

6.                     Canada
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
                       -0-
                  --------------------------------------------------------------
                       SHARED VOTING POWER

                       8,332,726 shares of Ordinary Common Stock issuable upon conversion of shares of MV Common Stock of the Issuer. See Row 13 below for a description of the voting power
                  8.   of such shares.

      NUMBER OF   --------------------------------------------------------------
       SHARES          SOLE DISPOSITIVE POWER
    BENEFICIALLY  9.   -0-
   OWNED BY EACH  --------------------------------------------------------------
     REPORTING         SHARED DISPOSITIVE POWER
       PERSON     10.
        WITH
--------------------------------------------------------------------------------
                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       8,332,726 shares of Ordinary Common Stock issuable upon
11.                    conversion of shares of MV Common Stock of the Issuer.**
-------------------------------------------------------------------------------
                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12.                    CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       23.6% of the Issuer's shares of Ordinary Common Stock,
                       assuming conversion of all of the Reporting Person's
                       shares of MV Common Stock into Ordinary Common Stock
                       (assuming 26,982,854 shares of Ordinary Common Stock
                       outstanding). Such shares of MV Common Stock entitle the
                       Reporting Person to elect four (4) of nine (9)
                       members of the Issuer's Board of Directors (of the
                       remaining five (5) directors, two (2) are elected by
                       the MV Common Stock and Ordinary Common Stock voting
                       together and three (3) are elected by the Ordinary
                       Common Stock) and to 50% of the voting power of the MV
                       Common Stock and Ordinary Common Stock voting together as
13.                    a single class.
--------------------------------------------------------------------------------
                       TYPE OF REPORTING PERSON*

14.                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


         **Gerald W. Schwartz expressly disclaims beneficial ownership of the shares of Magellan Health Services, Inc. beneficially owned by Magellan Holdings LP, Onex Partners LP,
        Onex Partners GP LP, Onex Partners GP Inc. and Onex Corporation.


--------------------------------------------------------------------------------

                               Page 7 of 29 Pages

Item 1. Security and Issuer.

                  The securities to which this Statement on Schedule 13D relates are the shares of Ordinary Common Stock , par value $0.01 per share ("Ordinary Common Stock"), of Magellan Health Services, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 6950 Columbia Gateway Drive, Suite 400, Columbia, Maryland 21046.

Item 2. Identity and Background.

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by Magellan Holdings LP, a Delaware limited partnership ("Holdings"), Onex Partners LP, a Delaware limited partnership ("Partners"), Onex Partners GP LP, a Delaware limited partnership ("Partners GP LP"), Onex Partners GP Inc., a Delaware corporation ("Partners GP"), Onex Corporation, an Ontario corporation ("Onex"), and Mr. Gerald W. Schwartz ("Mr. Schwartz").

Holdings

                  Holdings is a Delaware limited partnership. Holdings is a holding company through which the other Reporting Persons hold securities of the Issuer. The address of the principal business and principal offices of Holdings is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. The general partner of Holdings is Partners.

Partners

                  Partners is a Delaware limited partnership. Partners' principal business is investing in securities. The address of the principal business and principal offices of Partners is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. The general partner of Partners is Partners GP LP.

Partners GP LP

                  Partners GP LP is a Delaware limited partnership. Partners GP LP's principal business is being the general partner of Partners. The address of the principal business and principal offices of Partners GP LP is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. The general partner of Partners GP LP is Partners GP.

Partners GP

                  Partners GP is a Delaware corporation. Partners GP's principal business is being the general partner of Partners GP LP. The address of the principal business and principal offices of Partners GP is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. Information relating to the directors and executive officers of Partners GP is set forth on Schedule A hereto which is incorporated herein by reference.

Onex

                  Onex is an Ontario, Canada corporation. It is a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. The address of the principal business and principal offices of Onex is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Information relating to the directors and executive officers of Onex is set forth on Schedule B hereto which is incorporated herein by reference. Onex indirectly owns 100% of the equity of Partners GP.

Mr. Schwartz

                  The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. The business address of Mr. Schwartz is c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Tforonto, Ontario, M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz is the indirect holder of all the issued and outstanding shares of Multiple Voting Shares of Onex, ownership of which entitles Mr. Schwartz to elect sixty percent (60%) of the members of Onex's Board of Directors.

                               Page 8 of 29 Pages

                  (d) and (e). No Reporting Person, nor to the best knowledge of each Reporting Person, any of the other persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation.

                  Pursuant to a stock purchase agreement dated as of December 18, 2003, between the Issuer and Holdings (the "Stock Purchase Agreement"), Holdings purchased 8,415,580 shares of Multiple and Variable Vote Restricted Convertible Common Stock, par value $0.01 per share ("MV Common Stock") of the Issuer, which is convertible at any time at the option of the holder into the same number of shares of Ordinary Common Stock, for an aggregate purchase price of $100,572,185.50. The source of funds for such purchase was Holdings' working capital. The purchase was made in connection with the consummation of the Third Amended Joint Plan of Reorganization of the Issuer and certain of its subsidiaries under Chapter 11 of the United States Bankruptcy Code dated August 18, 2003, as amended (the "Plan of Reorganization"), and the Issuer's emergence from Chapter 11 proceedings.

Item 4. Purpose of Transaction.

                  Holdings acquired the MV Common Stock for investment purposes and to influence control of the Issuer. Pursuant to the Stock Purchase Agreement and the terms of the Plan of Reorganization, Holdings has committed to purchase up to an additional $5,000,000.00 of shares of MV Common Stock at a price of $9.78 per share, upon settlement of disputed claims of certain of the Issuer's creditors. In addition, Reporting Persons may from time to time acquire shares of Ordinary Common Stock in the open market or in privately negotiated transactions, subject to the availability of such shares at prices deemed favorable, the Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. In the event the Reporting Persons acquire shares of Ordinary Common Stock, such shares will automatically be converted into the same number of shares of MV Common Stock and will not entitle the Reporting Persons to additional voting rights. See Exhibit 4. Alternatively, the Reporting Persons may sell all or a portion of their shares of MV Common Stock, or shares of Ordinary Common Stock obtained upon conversion of such shares of MV Common Stock, in the open market or in privately negotiated transactions, subject to the rights referred to in Item 6. Holdings has registration rights with respect to the shares of Ordinary Common Stock underlying its shares of MV Common Stock. See Exhibit 5.

                  Holders of MV Common Stock are entitled to elect, and to remove and replace, four (4) out of nine (9) members of the board of directors of the Issuer ("Class 1 Directors"). The Reporting Persons are entitled to cast 100% of the votes in any election of, or any vote to remove or replace, Class 1 Directors. Holders of MV Common Stock and Ordinary Common Stock, voting together as a single class, are entitled to elect, and to remove and replace, an additional two (2) members of the Issuer's board of directors ("Class 2 Directors"). The Reporting Persons are entitled to cast 50% of the votes entitled to be cast in any election of, or any vote to remove or replace, Class 2 Directors. See Exhibit 4. The current Class 1 Directors are Steven J. Shulman, the chief executive officer of the Issuer; Robert Haft; Mark L. Hilson, a Managing Director of Onex; and Christopher A. Govan, the Managing Director Taxation of Onex. The current Class 2 Directors are Dr. Rene Lerer, the chief operating officer of the Issuer; and Robert M. Leblanc, a Managing Director of Onex Investment Corp., a subsidiary of Onex.

                  Except as set forth above in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                               Page 9 of 29 Pages

Item 5. Interest in Securities of the Issuer.

                  (a) and (b). As of the date hereof, Holdings beneficially owns 8,332,726 shares of Ordinary Common Stock (which may be obtained at any time by conversion of shares of MV Common Stock held by Holdings), which constitute 23.6% of the Issuer's shares of Ordinary Common Stock (assuming 26,982,854 additional shares of Ordinary Common Stock outstanding). The shares of MV Common Stock beneficially owned by Holdings entitle Holdings to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class and the power to vote for the election of directors of the Issuer as described in Item 4.

                  All of the shares beneficially owned by Holdings may be deemed as beneficially owned by each of Partners, Partners GP LP, Partners GP and Onex. As discussed above, such shares constitute 23.6% of the Issuer's shares of Ordinary Common Stock (assuming 26,982,854 additional shares of Ordinary Common Stock outstanding). The shares of MV Common Stock beneficially owned by such Reporting Persons entitle such Reporting Persons to 50% of the voting power of the MV Common Stock and Ordinary Common Stock voting together as a single class and the power to vote for the election of directors of the Issuer as described in Item 4. Mr. Schwartz may be deemed a beneficial owner of the shares of Ordinary Common Stock beneficially owned by the other Reporting Persons but disclaims beneficial ownership of such shares.

                  (c) On January 5, 2004, Holdings sold 82,854 shares of MV Common Stock, for a price of $12.07 per share, in a private transaction. Except as described herein and in Item 3, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2, has effected any transaction in shares of Ordinary Common Stock during the preceding 60 days.

                  (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Ordinary Common Stock or MV Common Stock, except that limited partners of the Reporting Persons may receive distributions including a portion of such dividends or proceeds.

                  (e)      Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

                  To the best of knowledge of the Reporting Persons, except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies except as set forth in the other items hereof and the Exhibits, and except as follows:

                  The partnership agreement of Partners contains provisions whereby the partnership's general partner, Partners GP LP, will receive a certain percentage of net income, if any, derived from the partnership's investments.

                  In addition, pursuant to the Co-Investment Agreement dated as of January 5, 2004 among (i) R(2) Investments, LDC, Amalgamated Gadget, L.P. and Scepter Holdings, Inc. (collectively "R(2)") and (ii) Holdings, Onex and Partners (collectively the "Onex Group"), R(2) and the Onex Group agreed that neither party would commence any tender offer for shares of Ordinary Common Stock or securities convertible into or exchangeable or exercisable for, or which participate in dividends or distributions upon liquidation with, Ordinary Common Stock, unless whichever of the Onex Group or R(2) desires to commence a tender offer affords the other the opportunity to participate in such tender offer as a bidder in proportion to the relative proportion of shares of Ordinary Common Stock and MV Common Stock beneficially owned, or in which an economic interest is held, by the Onex Group and R(2), respectively. See Exhibit 2.

                  In addition, pursuant to the Issuer's amended and restated certificate of incorporation, until the earlier of January 5, 2007 and the first date on which the equity interest in the Issuer held by the Reporting Persons and their affiliates falls below certain specified levels, all holders of common stock of the Issuer have the right to participate in certain sales of MV Common Stock by the Reporting Persons and the Reporting Persons have the right to participate in certain sales of Ordinary Common Stock by certain other stockholders. See Exhibit 4.

Item 7. Material to Be Filed as Exhibits.

         1.       Joint Filing Agreement.

                              Page 10 of 29 Pages

         2. Co-Investment Agreement, dated January 5, 2004, by and among R2 Investments, LDC, Amalgamated Gadget, L.P., Scepter Holdings, Inc., Magellan Holdings LP, Onex Corporation and Onex Partners LP.

         3. Stock Purchase Agreement, dated as of December 18, 2003, between Magellan Health Services, Inc. and Magellan Holdings LP (incorporated by reference to Exhibit 2.4 to the Form 8-K/A filed with the Securities and Exchange Commission by the Issuer on January 7, 2004).

         4. Amended and Restated Certificate of Incorporation of Magellan Health Services, Inc., as in effect on January 5, 2004 (incorporated by reference to Exhibit 2.9 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

         5. Registration Rights Agreement, dated as of January 5, 2004, among Magellan Health Services, Inc., Magellan Holdings LP and Aetna, Inc. (incorporated by reference to Exhibit 2.15 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

         6. Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.

                              Page 11 of 29 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2004

                          MAGELLAN HOLDINGS LP

                          By: ONEX PARTNERS LP, its General Partner

                              By: ONEX PARTNERS GP LP, its General Partner

                                  By: ONEX PARTNERS GP INC., its General Partner

                          By: /s/ Robert Le Blanc
                              --------------------------------------------------
                              Name: Robert Le Blanc
                              Title: Vice President

                          ONEX PARTNERS LP

                          By: ONEX PARTNERS GP LP, its General Partner

                              By: ONEX PARTNERS GP INC., its General Partner

                          By: /s/ Robert Le Blanc
                              --------------------------------------------------
                              Name: Robert Le Blanc
                              Title:  Vice President

                          ONEX PARTNERS GP LP

                          By: ONEX PARTNERS GP INC., its General Partner

                          By: /s/ Robert Le Blanc
                              --------------------------------------------------
                              Name: Robert Le Blanc
                              Title:  Vice President

                          ONEX PARTNERS GP INC.

                          By: /s/ Robert Le Blanc
                              --------------------------------------------------
                              Name: Robert Le Blanc
                              Title: Vice President


                              Page 12 of 29 Pages

                          ONEX CORPORATION

                          By: /s/ Donald Lewtas
                              --------------------------------------------------
                              Name: Donald Lewtas
                              Title: Authorized Signatory

                          GERALD W. SCHWARTZ

                          By: /s/ Donald Lewtas
                          ------------------------------------------------------
                          Name: Donald Lewtas
                          Title: Authorized Signatory for GERALD W. SCHWARTZ

                              Page 13 of 29 Pages

                                                                      SCHEDULE A

    Directors and Executive Officers of Onex Partners GP Inc. ("Partners GP")

         The name, business address, present principal occupation of each director and executive officer of Partners GP are set forth below. All executive officers and directors listed on this Schedule B are United States citizens, except as specifically indicated below.

     Name               Business Address                 Present Principal Occupation or Employment
Eric Rosen         c/o Onex Investment Corp.     President and Director; Managing Director of Onex
                   712 Fifth Avenue              Investment Corp.
                   New York, NY 10019

Anthony Munk       c/o Onex Investment Corp.     Vice President; Managing Director of Onex Investment Corp.
                   712 Fifth Avenue
                   New York, NY 10019

John Troiano       c/o Onex Investment Corp.     Vice President; Managing Director of Onex Investment Corp.
                   712 Fifth Avenue
                   New York, NY 10019

Robert Le Blanc    c/o Onex Investment Corp.     Vice President and Director; Managing Director of Onex
                   712 Fifth Avenue              Investment Corp.
                   New York, NY 10019

                              Page 14 of 29 Pages

                                                                      SCHEDULE B

          Directors and Executive Officers of Onex Corporation ("Onex")

         The name, business address, present principal occupation of each director and executive officer of Onex are set forth below. All executive officers and directors listed on this Schedule B are Canadian citizens, except as specifically indicated below.

         Name                    Business Address                             Present Principal Occupation or Employment
Gerald W. Schwartz               161 Bay Street                           Chairman of the Board,  President, Chief Executive
                                 P.O. Box 700                             Officer and Director
                                 Toronto, Ontario
                                 Canada M5J 2S1

Ewout R. Heersink                161 Bay Street                           Managing Director and Chief Financial Officer
(Netherlands Citizen)            P.O. Box 700
                                 Toronto, Ontario
                                 Canada M5J 2S1

Mark L. Hilson                   161 Bay Street                           Managing Director
                                 P.O. Box 700
                                 Toronto, Ontario
                                 Canada M5J 2S1

Donald W. Lewtas                 161 Bay Street                           Managing Director Finance
                                 P.O. Box 700
                                 Toronto, Ontario
                                 Canada M5J 2S1

Anthony R. Melman                161 Bay Street                           Managing Director
                                 P.O. Box 700
                                 Toronto, Ontario
                                 Canada M5J 2S1

Seth M. Mersky                   161 Bay Street                           Managing Director
(U.S. Citizen)                   P.O. Box 700
                                 Toronto, Ontario
                                 Canada M5J 2S1

Andrew J. Sheiner                161 Bay Street                           Managing Director
                                 P.O. Box 700
                                 Toronto, Ontario
                                 Canada M5J 2S1

Nigel S. Wright                  161 Bay Street                           Managing Director
                                 P.O. Box 700
                                 Toronto, Ontario
                                 Canada M5J 2S1


                              Page 15 of 29 Pages

           Name                            Business Address                       Present Principal Occupation or Employment
John S. Elder, Q.C.              Fraser Milner Casgrain LLP               Secretary; Partner at Fraser Milner Casgrain LLP
                                 100 King Street West
                                 42nd Floor - 1 First Canadian Place
                                 Toronto, Ontario
                                 Canada M5X 1B2

Christopher A. Govan             161 Bay Street                           Managing Director Taxation
                                 P.O. Box 700
                                 Toronto, Ontario
                                 Canada M5J 2S1

Daniel C. Casey                  Creson Corporation                       Director; Chairman and Chief Executive Officer of
                                 16 Clarence Square                       Creson Corporation, an Ontario real estate company
                                 Toronto, Ontario
                                 Canada M5V 1H1

Donald H. Gales                  P.O. Box 31489SMB, Villa 639             Director; Corporate Director
                                 Grand Cayman Island
                                 British West Indies

Serge Gouin                      Citigroup Global Markets Canada Inc.     Director; Vice-Chariman of Citigroup Global Markets
                                 630 Rene-Levesque Blvd. W.               Canada Inc., an investment firm
                                 Suite 2450
                                 Montreal Quebec H3B 1S6

Brian M. King                    10 Sunset Trail                          Director; Corporate Director
                                 Kenora, Ontario
                                 Canada  P9N 4H9

J. William E. Mingo, Q.C.        Stewart McKelvey                         Director; Partner at Stewart McKelvey Stirling Scales,
                                 Stirling Scales                          a law firm in Halifax, Nova Scotia.
                                 1959 Upper Water St.
                                 10th Floor
                                 Halifax, Nova Scotia
                                 Canada B3J 2X2

J. Robert S. Prichard, O.C.      One Yonge Street                         Director; President and Chief
                                 Toronto, Ontario                         Operating Officer of Torstar Corporation
                                 Canada M5E 1E6

R. Geoffrey P. Styles            8 York Ridge Rd.                         Director; Corporate Director
                                 Willowdale, Ontario
                                 Canada  M2P 1R7

Arni C. Thorsteinson             Shelter Canadian Properties Limited      Director; President of Shelter Canadian Properties
                                 2600-7 Evergreen Place                   Limited
                                 Winnipeg, Manitoba
                                 Canada  R3L 2T3

Heather M. Reisman               Indigo Books & Music Inc.                Director; President and Chief Executive Officer of
                                 468 King St. W.                          Indigo Books & Music Inc.
                                 Suite 500
                                 Toronto, Ontario M5V 1L8



                              Page 16 of 29 Pages

                               INDEX TO EXHIBITS

                                                                    Page No. in Sequential Numbering
Exhibit                                                                           System
-------                                                                           ------
  1.           Joint Filing Agreement.

  2.           Co-Investment Agreement, dated January 5, 2004, by and among
               R2 Investments, LDC, Amalgamated Gadget, L.P., Scepter
               Holdings, Inc., Magellan Holdings LP, Onex Corporation and
               Onex Partners LP.

  3. Stock Purchase Agreement, dated as of December 18, 2003, between Magellan Health Services, Inc. and Magellan Holdings
               LP (incorporated by reference to Exhibit 2.4 to the Form 8-K/A filed with the Securities and Exchange Commission by the Issuer on January 7, 2004).

  4.           Amended and Restated Certificate of Incorporation of Magellan
               Health Services, Inc., as in effect on January 5, 2004
               (incorporated by reference to Exhibit 2.9 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

  5. Registration Rights Agreement, dated as of January 5, 2004, among Magellan Health Services, Inc., Magellan Holdings LP and
               Aetna, Inc. (incorporated by reference to Exhibit 2.15 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

  6. Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive Systems, Inc. filed with the
               Securities and Exchange Commission by Gerald W. Schwartz on
               September 10, 1996.

                              Page 18 of 29 Pages